0823322

SUPPL


ADITYA BIRLA
GRASIM


10015985

June 4, 2010


Received SEC
JUN 29 2010
Washington, DC 20549

BY AIRMAIL

Securities & Exchange Commission,
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sirs,

Sub: Scheme of Arrangement between Grasim Industries Limited, Samruddhi Cement Limited and their respective shareholders and creditors ("Scheme of Arrangement")

Please refer to our letter dated May 13, 2010 intimating you of the fixation of May 28, 2010 as the record date for the purpose of issuance of shares by Samruddhi Cement Limited ("**Samruddhi**") to the shareholders of Grasim Industries Limited ("**Grasim**"), pursuant to the captioned Scheme of Arrangement ("**Record Date**").

Pursuant thereto, we have been informed by Samruddhi that the Shareholders' Grievance / Allotment & Transfer Committee of its Board of Directors has, in accordance with the terms of the Scheme of Arrangement, today issued and allotted an aggregate of 9,16,83,571 equity shares of Rs.5 each of Samruddhi, credited as fully paid-up, to the members of Grasim whose names are recorded in the register of members and records of the depositary as members of Grasim on the Record Date, in the ratio of one (1) equity share in Samruddhi of the face value of Rs. 5 each credited as fully paid-up for every one (1) equity share of Rs. 10 each fully paid-up held by such member in Grasim.

As per the terms of the Scheme of Arrangement, all equity shares of Samruddhi (including those issued in terms of the Scheme of Arrangement) shall be listed and/or admitted to trading on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited (the "**Stock Exchanges**"). The shares allotted pursuant to the Scheme of Arrangement shall:

(a) in the case of shares allotted in demat form, remain frozen in the depositaries system and therefore, not be available for trading; and
(b) in the case of shares allotted in physical form, not be available for trading on the floor of the Stock Exchanges,

till the relevant directions in relation to listing/trading are given by the relevant Stock Exchange(s).

The above is for your information and record. Kindly acknowledge receipt.

Yours faithfully,
For GRASIM INDUSTRIES LIMITED





Ashok Malu
Company Secretary